UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK 73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Note:
Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at the End of Year) and Schedule of Reportable Transactions as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at the End of Year) and Schedule of Reportable Transactions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Oklahoma City, Oklahoma
June 29, 2015

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments, at fair value	$614,861,258	$836,215,806
Receivables:
Notes receivable from participants	7,506,456	18,018,757
Employee contributions	6,330	340
Employer contributions	5,147	321
Dividends	1,007,421	1,246,179
Total assets	623,386,612	855,481,403

Liabilities:
Accrued administrative expenses	27,500	33,750
Total liabilities	27,500	33,750
Net assets available for benefits, at fair value	623,359,112	855,447,653
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,329,384	4,590,677
Net assets available for benefits	$625,688,496	$860,038,330

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014
Investment income (loss):
Dividends and interest	$7,964,162
Interest on notes receivable from participants	647,409
Net depreciation in fair value of investments	(36,325,887)
Total investment loss	(27,714,316)

Contributions:
Employer	55,332,833
Participants	67,096,949
Total contributions	122,429,782
Total additions	94,715,466

Deductions:
Benefits paid to participants	(131,652,070)
Administrative expenses	(1,189,195)
Total deductions	(132,841,265)

Transfers (see Note 1):
Net transfers out	(196,224,035)

Net decrease in net assets available for benefits	(234,349,834)

Net assets available for benefits:
Beginning of year	860,038,330
End of year	$625,688,496

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements

1.	Description of the Plan
The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").
General and Eligibility
The Plan is a defined contribution plan that covers all eligible employees of Chesapeake Energy Corporation ("Chesapeake") and its subsidiaries (collectively with Chesapeake, the “Company”), except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly owned subsidiary, that are members of the United Steel Workers of America Union. Effective August 1, 2014, an employee becomes an active participant on the earliest date on which that individual becomes an eligible employee. An eligible employee is at least 18 years of age on his or her first day of employment. Prior to August 1, 2014, a covered employee at least 18 years old and employed for one full month with the Company was eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Principal Trust Company, an affiliate of Principal Financial Group (“Principal”), serves as trustee and record keeper for the Plan.
Effective January 31, 2013, March 31, 2014, April 12, 2014 and August 8, 2014 respectively, the Plan was amended to change the vesting percentage to 100 percent for those employees who became employed by companies that purchased assets sold by the Company.
Transfers:
Due to the Company's acquisition or divestiture activity as well as employee status changes, assets may transfer in to or out of the Plan. These transfers are shown as net transfers on the Statement of Changes in Net Assets Available for Benefits. On June 30, 2014, the Company completed the spin-off of its wholly owned subsidiary, Chesapeake Oilfield Operating, LLC. As a result of the spin-off, approximately 5,200 employees were no longer employed by the Company and $196,210,229 of these employees' assets were transferred out of the Plan. In addition, there was $13,806 of net transfers out for employee status changes during the year ended December 31, 2014.
Contributions
Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance-related bonus compensation, as defined by the Plan, subject to certain limitations ($17,500 in 2014). Participants who are age 50 and above may elect to make additional “catch-up” contributions, limited to $5,500 in 2014. Participants may also contribute amounts representing rollover distributions from other qualified plans.
The Company matches 100% of participant contributions up to 15% of eligible participant compensation. The Company's matching contributions totaled $55,332,833 in 2014. Profit-sharing contributions may be made at the discretion of the Company. Contributions are subject to certain annual limitations under the Internal Revenue Code of 1986, as amended (the "Code"). No discretionary profit-sharing contributions were made in 2014.
The Company’s matching contributions are invested in Chesapeake common stock. These contributions are made in cash, which is used to purchase shares of Chesapeake common stock on the open market, and in shares of Chesapeake common stock previously forfeited by Plan participants. Participants may also elect to direct all or a portion of their contributions into Chesapeake common stock. Employees are allowed to direct the transfer of 100% of employer stock from Company matching contributions after:

(a)	reaching age 55, or
(b)	completing at least three years of vesting service.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Vesting
Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting in the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 65. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 2% at the time of loan origination. The prime rate as of December 31, 2014 was 3.25%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding as of December 31, 2014 ranged from 3.25% to 7.25%, with loans maturing at various dates through 2024.
Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Chesapeake common stock paid in cash or shares of common stock.
Amounts Forfeited
Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $1,325,730 as of December 31, 2014. During 2014, administrative expenses were reduced by $458,000 and employer matching contributions were reduced by $5,848,036 from forfeited non-vested accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds are valued at the quoted net asset value on the last business day of the year. Chesapeake common stock is valued at the closing market price on the last business day of the year, as reported by the New York Stock Exchange. The assets held in self-directed brokerage accounts consist of stocks and bonds that are valued using quoted market prices.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company would be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. As of December 31, 2014, the Company did not plan to discontinue the investment contract with Principal. In addition, the Company does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring. The Company is not aware of any circumstances that would allow Principal to terminate the contract and settle at a value other than the contract value.
This investment is presented at fair value with an adjustment to contract value in the Statements of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through June 30, 2024, discounted at the risk-free rate of return for this period. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 by Principal using the calculation methodology set forth in the contract. The interest rates were 2.05% and 2% for the periods January 1, 2014 through June 30, 2014 and July 1, 2014 through December 31, 2014, respectively. There was no minimum crediting rate. The average yield for 2014 was 1.9%.
The methodology for calculating the interest crediting rate is defined in the contract under the term "Composite Crediting Rate." The composite crediting rate is determined by calculating the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b) and (c) below, rounded to the nearest five basis points:

(a)
The aggregate of the values of each guaranteed interest fund for which the deposit period has closed. This value is determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b)
The expected value of any guaranteed interest fund for which the deposit period has not closed. This value is determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c)
The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value is determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) of those investments during the year presented.
Fair Value Measurements
The Plan measures fair value as required by ASC 820, "Fair Value Measurements and Disclosures", which provides a framework for measuring fair value under U.S. GAAP. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

a principal market, the most advantageous market for the asset or liability. See Note 4 for the fair value measurement disclosures associated with the Plan's investments.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Plan Expenses
Trustee and recordkeeper fees are paid by the Plan. Certain Plan expenses, such as annual audit fees, are paid by the Plan sponsor and are not included in these financial statements.
Recently Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent). The ASU removes the requirement to categorize these investments within the fair value hierarchy and also removes the requirement to make certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2015. The Company is evaluating the impact of the adoption of this ASU on the Plan financial statements.

3.    Investments
The following presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2014 and 2013:

	2014		2013
Chesapeake Energy Corporation common stock	$217,131,698	*	$387,768,319	*
___________________________________________
* Balance includes non-participant directed investments.

For the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2014
Common stock	$(64,624,701)
Mutual funds	28,298,661
Government securities	153
Total	$(36,325,887)

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

4.    Fair Value Measurements
The authoritative guidance for fair value measurements, ASC 820, establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1:
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Valuation of these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2:
Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Following is a description of the Plan's valuation methodologies used for assets measured at fair value. Collective Trust Funds were added to the Plan in 2014, there have been no other changes in the methodologies used at December 31, 2014 and 2013.
Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.
Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 1. Investments in mutual funds generally may be redeemed daily.
Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices. These securities are classified as Level 1.
Collective Trust Funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These securities are classified as Level 2.
Investment Contracts: Fair value is considered to be the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract, discounted at the risk-free rate of return for the period. There are no unfunded commitments. This security is classified as Level 3.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The valuation methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table provides by level, within the fair value hierarchy, classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2014
Common Stock
Employer security	$217,131,698	$—	$—	$217,131,698
Mutual Funds
Balanced/asset allocation	—	167,668,398	—	167,668,398
Fixed income	20,897,065	—	—	20,897,065
International equity	28,533,767	—	—	28,533,767
Large U.S. equity	75,950,779	—	—	75,950,779
Small/mid U.S. equity	67,102,482	—	—	67,102,482
Investment Contracts
Short-term fixed income	—	—	28,771,752	28,771,752
Self-Directed Brokerage Account	8,805,317	—	—	8,805,317
	$418,421,108	$167,668,398	$28,771,752	$614,861,258

December 31, 2013
Common Stock
Employer security	$387,768,319	$—	$—	$387,768,319
Mutual Funds
Balanced/asset allocation	202,747,775	—	—	202,747,775
Fixed income	25,111,440	—	—	25,111,440
International equity	33,020,161	—	—	33,020,161
Large U.S. equity	78,964,866	—	—	78,964,866
Small/mid U.S. equity	71,699,133	—	—	71,699,133
Investment Contracts
Short-term fixed income	—	—	28,817,214	28,817,214
Self-Directed Brokerage Account	8,086,898	—	—	8,086,898
	$807,398,592	$—	$28,817,214	$836,215,806

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

Changes in the Plan’s assets classified as Level 3 measurements are presented below.

	Principal Fixed Income Option 401(a)(k)	Allianz Variable Annuity	Total
Balance of Level 3 as of January 1, 2014	$28,691,919	$125,295	$28,817,214
Unrealized gains relating to instruments still held at the reporting date*	2,261,294	—	2,261,294
Interest credited	631,098	3,091	634,189
Purchases	20,231,352	—	20,231,352
Settlements	(23,172,297)	—	(23,172,297)
Balance of Level 3 as of December 31, 2014	$28,643,366	$128,386	$28,771,752

Balance of Level 3 as of January 1, 2013	$34,459,821	$113,892	$34,573,713
Unrealized losses relating to instruments still held at the reporting date*	(4,842,295)	—	(4,842,295)
Interest credited	755,949	11,403	767,352
Purchases	25,296,224	—	25,296,224
Settlements	(26,977,780)	—	(26,977,780)
Balance of Level 3 as of December 31, 2013	$28,691,919	$125,295	$28,817,214
___________________________________________
* Unrealized gains are reported in the Statements of Net Assets Available for Benefits in adjustment from fair value to contract value for the fully benefit-responsive investment contracts.

The following table includes quantitative information about significant unobservable inputs used to derive the fair value of the Level 3 asset.

Instrument	Fair Value as of December 31, 2014	Principal Valuation Technique	Unobservable Inputs	Range
Single annuity contract	$28,771,752	Discounted cash flow	Composite interest rate	*
___________________________________________
* See Note 2 for the 2014 composite interest rates.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

5.    Non-Participant-Directed Investments
The Company’s discretionary matching contributions are automatically invested in Chesapeake common stock. Employees also have the option of investing their contributions, or a portion thereof, in Chesapeake common stock. Since the activity of the non-participant-directed and participant-directed investments in Chesapeake common stock is combined, the entire investment is considered non-participant-directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Chesapeake common stock is shown below:

	2014	2013
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$387,768,319	$242,204,090
Changes in net assets:
Contributions	55,030,205	75,564,394
Dividend income	4,440,315	5,025,626
Net appreciation (depreciation)	(76,627,868)	151,373,126
Benefits paid to participants	(43,548,015)	(43,668,946)
Transfers to other investment options, net	(109,931,258)	(42,729,971)
Net increase (decrease) during the year	(170,636,621)	145,564,229
Net assets, ending balance:
Chesapeake Energy Corporation common stock	$217,131,698	$387,768,319
6.    Party-in-Interest Transactions
The Plan invests in Chesapeake common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. During 2014, there were 790 purchases of Chesapeake common stock for a total purchase price of $101,813,154 and 2,072 sales of Chesapeake common stock for a total selling price of $195,821,347. The market price for Chesapeake common stock as of December 31, 2014 and 2013 was $19.57 and $27.14, respectively. The closing market price as of June 25, 2015 was $11.11. Additionally, certain Plan investments are in mutual funds managed by Principal. Because the Plan pays certain fees to Principal, and Principal is the trustee of the Plan, these transactions qualify as party-in-interest transactions. The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
7.    Tax Status
The Plan is qualified under Section 401 of the Code and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated September 12, 2014, was received from the Internal Revenue Service (IRS) noting a favorable determination on the Plan. This determination letter is applicable through the amended and restated Plan document executed November 7, 2013. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

8.    Plan Termination
Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan.

9.	Concentration of Investments
As of December 31, 2014, the Plan held $217,131,698 of Chesapeake common stock, which was approximately 35% of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Chesapeake common stock.
10.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2014 and 2013, as reflected in the accompanying financial statements, to the Plan's Form 5500, which is filed with the DOL (the "Form 5500.")

	2014	2013
Net assets available for benefits per the financial statements	$625,688,496	$860,038,330
Add: Current year accrued administrative expenses	27,500	33,750
Net assets available for benefits per the Form 5500	$625,715,996	$860,072,080
The following is a reconciliation of administrative expenses for the year ended December 31, 2014, as reflected in the accompanying financial statements, to the Form 5500:

2014
Administrative expenses per the financial statements	$1,189,195
Add: Prior year accrued administrative expenses	33,750
Less: Current year accrued administrative expenses	(27,500)
Administrative expenses per the Form 5500	$1,195,445
Administrative expenses are recorded on the Form 5500 when paid.
11.     Subsequent Events
Effective January 1, 2015, the Plan was amended to give participants control over the investment of employer matching contributions. Matching contributions are made in cash and are subject to the Participant's election investment direction. Participants may now direct the investment of elective deferral contributions, matching contributions, qualified nonelective contributions, discretionary contributions, rollover contributions, ESOP discretionary contributions and the transfer of amounts resulting from those contributions. The Plan Administrators have evaluated events occurring subsequent to the date of the financial statements through the date of issuance of these financial statements, noting no other events having occurred other than those noted above.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value	$257,592,666	$217,131,698
	American Fnds Fundamental Investors R6 Fnd	Mutual Fund	**	21,350,831
	American Fnds New Perspective R6 Fnd	Mutual Fund	**	5,293,714
	PIMCO Real Return Instl Fund	Mutual Fund	**	4,945,374
	PIMCO Total Return Instl Fund	Mutual Fund	**	15,951,691
*	Principal LargeCap S&P 500 Index Inst Fund	Mutual Fund	**	8,162,617
*	Principal MidCap Value I Inst Fund	Mutual Fund	**	20,825,172
*	Principal MidCap Inst Fund	Mutual Fund	**	11,419,694
*	Principal MidCap S&P 400 Index Inst Fund	Mutual Fund	**	5,326,604
*	Principal Real Estate Secs Inst Fund	Mutual Fund	**	5,770,547
*	Principal SmallCap S&P 600 Index Fund	Mutual Fund	**	4,522,497
*	Principal Capital Appreciation Inst Fund	Mutual Fund	**	14,025,814
*	Principal Diversified International Inst Fund	Mutual Fund	**	16,918,714
	Vanguard Equity-Income Fund	Mutual Fund	**	9,873,395
	Vanguard Growth Index Inst Fd	Mutual Fund	**	22,538,122
	Vanguard SmallCap Growth Inst Fd	Mutual Fund	**	11,352,866
	Vanguard SmallCap Val Index Inst Fd	Mutual Fund	**	7,885,102
	Vanguard Developed Markets Index Insti Fd	Mutual Fund	**	6,321,339
	Vanguard Target Retirement Income Trust II Fd	Mutual Fund	**	6,016,867
	Vanguard Target Retirement 2010 Trust II Fd	Mutual Fund	**	10,398
	Vanguard Target Retirement 2015 Trust II Fd	Mutual Fund	**	4,092,678
	Vanguard Target Retirement 2020 Trust II Fd	Mutual Fund	**	27,822,379
	Vanguard Target Retirement 2025 Trust II Fd	Mutual Fund	**	12,290,091
	Vanguard Target Retirement 2030 Trust II Fd	Mutual Fund	**	26,066,221
	Vanguard Target Retirement 2035 Trust II Fd	Mutual Fund	**	10,395,046
	Vanguard Target Retirement 2040 Trust II Fd	Mutual Fund	**	28,484,027
	Vanguard Target Retirement 2045 Trust II Fd	Mutual Fund	**	18,843,633
	Vanguard Target Retirement 2050 Trust II Fd	Mutual Fund	**	28,017,034
	Vanguard Target Retirement 2055 Trust II Fd	Mutual Fund	**	5,087,662
	Vanguard Target Retirement 2060 Trust II Fd	Mutual Fund	**	542,362
*	Principal Fixed Income 401(a)(k)	Investment Contract	**	30,972,750
*	Principal Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market	**	8,805,317
	Allianz Life Variable Annuity	Investment Contract	**	128,386
	Total Investments			617,190,642
*	Participant Loans	Interest rates ranging from 3.25% to 7.25% due through December 2024	**	7,506,456
	Total			$624,697,098
___________________________________________
* Identifies parties-in-interest.
** Identifies fully participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4j-Schedule of Reportable Transactions
Year Ended December 31, 2014

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)

Chesapeake Energy Corporation Common Stock	790	—	$101,813,154	$—	$—
Chesapeake Energy Corporation Common Stock	—	2,072	$—	$195,821,347	$30,727,983

Note: All other columns are excluded as they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By: /s/ JAY HAWKINS

Jay Hawkins, Vice President Human Resources
and Plan Administrator

Date: June 29, 2015

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP